FOR IMMEDIATE RELEASE

CONTACT:
info@Lbix.com

LEADING BRANDS, INC.
ANNOUNCES

APPOINTMENT OF NEW DIRECTOR
-and-
COMPANY TO PRESENT AT THE SECOND ANNUAL
MERRIMAN CURHAN FORD & CO. INVESTOR SUMMIT
On September 21, 2005

VANCOUVER, CANADA, September 16, 2005, LEADING BRANDS, INC. (NASDAQ: LBIX), North America’s only fully integrated premium beverage company, announces the appointment of David Bowra as a director of the Company. Mr. Bowra is the President of The Bowra Group, a Vancouver-based boutique financial advisory. He has over 30 years experience with major accounting firms, most recently as British Columbia partner in charge of Financial Advisory Services for one of the big four accounting firms. David is a chartered accountant and certified management consultant. He has a degree in economics from University College Cardiff.

Leading Brands Chairman Ralph McRae said: “In this increasingly complex regulatory environment David will be a great addition to the board. I welcome David to Leading Brands and thank him for offering his years of business experience to our cause.”

The Company also announces that its Chairman and CEO, Ralph McRae, will present at the Second Annual Merriman Curhan Ford & Co. Investor Summit on September 21, 2005 at 1:15 PM. This event will be held at the Mark Hopkins InterContinental Hotel in San Francisco. More information about the conference can be found at: www.merrimanco.com

The Company will continue to provide operational updates in its monthly newsletter on the first of most months, posted at www.LBIX.com.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TrueBlue™, LiteBlue™, TREK®, Soy2O™, Pez® 100% Juices™, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktails, Brand X Originals™, Infinity™ Sparkling Mountain Spring Water and Cool Canadian® Mountain Spring Water.

Safe Harbor.

The Company relies upon the Safe Harbor Laws of 1933, 1934, and 1995 for all public statements. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements. Reliance should not be placed on these forward-looking statements, which reflect the views of our directors and management as at the date of this report only. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after publication.

We Build Brands™
©2005 Leading Brands, Inc.

This news release is available at www.LBIX.com